November 8, 2005

Via Facsimile ((212) 446-4900) and U.S. Mail

Stephen Fraidin, Esq.
Kirkland & Ellis  LLP
Citigroup Center, 153 East 53rd Street
New York, NY  10022

RE:	New Valley Corporation
      Schedule 14D-9 filed November 2, 2005
      Schedule 14D-9/A filed November 4, 2005
      File No. 005-40562

Dear Mr. Fraidin:

      We have the following comments on the above-referenced filing.

Schedule 14D-9

Item 3.  Past Contacts, page 4
1. With respect to your disclosure in this section and in subclause
(ii) of the section entitled "Certain Arrangements Between New
Valley
and Bidders," please tell us why you need to qualify your disclosure
"to the best of your knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Item 4.  The Solicitation or Recommendation

Reasons for the Position, page 12
2. The lead sentence to this section indicates that the Special Committee, in determining to recommend that security holder reject the offer, has considered certain factors. Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A require that reasons be cited to explain why the target is making a negative recommendation.
Please
revise this section to describe the analyses conducted by the Special
Committee and explain which term(s) of the tender offer the committee concluded was inadequate. For example, did the committee find the consideration inadequate? The conditions? The future prospects of the combined company? Expand your disclosure to clarify, for example, which conditions are within Vector`s discretion and how those conditions may have a harmful effects.
3. We note that Blackstone provided the Special Committee its preliminary views about the terms of the tender offer. Please tell us why you have not summarized Blackstone`s analysis as presented to the Special Committee. Refer to Item 1011(b) of Regulation M-A. In addition, disclose the qualifications, factors, projections and assumptions considered by Blackstone in its analysis. Further, please advise regarding whether the special committee intends to obtain an formal opinion and what disclosure it will provide at that time.
4. We note that the disclosure in this section is not an "exhaustive list of the elements considered by the Special Committee." Please clarify whether you have disclosed all material elements considered by the committee in reaching its position with respect to the tender offer.

Schedule 14D-9/A
5. We note the disclaimer in the press release filed as an exhibit to this amendment that you do not undertake any obligations to update or revise forward-looking statements to reflect, among other things, new events or circumstances. This disclosure is inconsistent with your obligation under Rule 14d-9(c) to amend the schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid making such statements in future press releases and filings.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the partnership is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the partnership acknowledging that:

* the partnership is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
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Stephen Fraidin, Esq.
Kirkland & Ellis  LLP
November 8, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE